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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Strategic Distribution

(Name of Issuer)

Common Stock

(Title of Class of Securities)

862-701-307

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 862-701-307

1.	Name of Reporting Person: FIFTH THIRD BANCORP		I.R.S. Identification Nos. of above persons (entities only): 31-0854434

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: OHIO

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 222,700 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 222,700 shares

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,700 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

Fifth Third Bancorp, through fiduciary accounts held in its Fifth Third Bank subsidiary, Has neither voting power nor dispositive power with respect to 56,000 shares and are not deemed to be beneficially owned.

11.	Percent of Class Represented by Amount in Row (9): 7.2%

12.	Type of Reporting Person:* HC

13G
CUSIP No. 862-701-307

1.	Name of Reporting Person: FIFTH THIRD BANK		I.R.S. Identification Nos. of above persons (entities only): 31-0676865

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: OHIO

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 222,700 shares

		6.	Shared Voting Power: 0 shares

		7.	Sole Dispositive Power: 222,700 shares

		8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 222,700 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

Fifth Third Bancorp, through fiduciary accounts held in its Fifth Third Bank subsidiary, Has neither voting power nor dispositive power with respect to 56,000 shares and are not deemed to be beneficially owned.

11.	Percent of Class Represented by Amount in Row (9): 7.2%

12.	Type of Reporting Person:* BK

13G

Item 1.
	(a)	Name of Issuer:
Strategic Distribution, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
3220 Tillman Drive Suite 200 Bensalem, PA 19020

Item 2.
	(a)	Name of Person Filing:
(1) Fifth Third Bancorp (2) Fifth Third Bank
	(b)	Address of Principal Business Office or, if none, Residence:
(1) Fifth Third Center, Cincinnati, Ohio 45263 (2) Fifth Third Center, Cincinnati, Ohio 45263
	(c)	Citizenship:
(1) Ohio (2) Ohio
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
862-701-307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
222,700 shares
(b) Percent of class:
7.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
222,700 shares
(ii) Shared power to vote or to direct the vote:
0 shares
(iii) Sole power to dispose or to direct the disposition of:
222,700 shares
(iv) Shared power to dispose or to direct the disposition of:
0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Fifth Third Bank, is a subsidiary of Fifth Third Bancorp.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

Fifth Third Bancorp

By:	/s/ Neal E. Arnold
Name:	Neal E. Arnold
Title:	Executive Vice President, CFO Fifth Third Bancorp

Fifth Third Bank

By:	/s/ Neal E. Arnold
Name:	Neal E. Arnold
Title:	Executive Vice President, CFO Fifth Third Bank